Exhibit (A)(5)(G)

Intent to acquire TESARO Q&A

1.	Why does GSK want to acquire TESARO?

There are a number of reasons GSK believes this would be an important, strategic acquisition.

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Zejula is a high-quality PARP inhibitor with significant potential. It is proven commercially and is the first PARP inhibitor with a label for all recurrent ovarian cancer, including non-BRCA mutant tumours.

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We believe there are many more opportunities to help patients with ovarian cancer and Zejula is also being investigated for use as a possible treatment in lung and breast cancer, both as monotherapy and in combination with other medicines, including with TESARO’s own anti-PD-1 antibody, dostarlimab (TSR-042).

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We are also excited about TESARO’s promising portfolio of oncology assets, including antibodies directed against PD-1 (dostarlimab), TIM-3 (TSR-022) and LAG-3 (TSR-033) targets, which would strengthen and complement, but not overlap with the assets in GSK’s existing oncology pipeline.

•	TESARO has high quality associates dedicated to improving the lives of patients living with cancer.

•	TESARO’s Boston-base, which has R&D and commercial capabilities, would give GSK access to talent in the area, enhancing connectivity with the thriving Boston scientific and biotech community.

•	This acquisition would accelerate the rebuilding of our oncology pipeline and commercial capability.

2.	When would the acquisition be complete?

The transaction would be expected to complete by first quarter of 2019.

3.	What happens between now and close?

Nothing will change between the signing and closing, as GSK and TESARO remain separate, independent companies. Under federal law, GSK and TESARO are restricted from engaging in joint activities until the transaction has been approved by the Federal Trade Commission.

4.	Why did GSK give up on oncology in the past?

GSK sold its commercial oncology portfolio in 2015 as part of a broader deal to invest in some of GSK’s other businesses, but GSK retained its portfolio of early stage Oncology assets, as this remained an important area of emerging science and R&D. GSK has continued to build a strong oncology pipeline, with the potential to file its first new medicine, BCMA, in 2019.

5.	Is there anything remaining of oncology at GSK and if so how is it organized and where are the functions?

Yes, GSK retained its portfolio of early stage Oncology assets after the Novartis transaction and has been rebuilding its oncology organization, as the pipeline progresses. GSK has an Oncology R&D unit led by Dr Axel Hoos and an Oncology Franchise, led by Christine Roth — both teams are based at Upper Providence in Philadelphia and are expanding as assets progress through development. These teams remain unchanged as a result of the transaction.

6.	Why is GSK interested in oncology now?

As part of its Innovation, Performance and Trust (I,P,T) strategic priorities, GSK has focused on rebuilding its capabilities and pipeline in oncology, as this continues to be an area of significant unmet patient need, with emerging science and disease understanding, and potential for growth. Within its current portfolio GSK has late-stage anti-BCMA (anti-body drug conjugate) which has potentially transformational efficacy as monotherapy for patients with relapsed or refractory multiple myeloma, potential first in class immuno-oncology medicines such as ICOS and NY-ESO TCR, which is the first cell therapy to show efficacy in solid tumors (synovial sarcoma and MRCLS).

This transaction, including Zejula and TESARO’s promising portfolio of development assets which includes antibodies directed against PD-1 (dostarlimab), formerly known as TSR-042, TIM-3 and LAG-3 targets, would strengthen and complement GSK’s existing portfolio, and would accelerate the rebuilding of our oncology pipeline and commercial capability.

7.	What exciting things are in GSK’s current oncology portfolio?

●	GSK’s Oncology pipeline is focused on innovation. GSK aims to develop innovative medicines with the potential to maximise survival outcomes for patients with cancer.

●	GSK is focussing on three areas of cutting edge science: Oncology Cell Therapy, Epigenetics and Immuno-Oncology across a number of modalities (small molecules, biologics, cell therapies).

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The late-stage anti-BCMA antibody drug conjugate has potentially transformational efficacy as monotherapy for patients with relapsed or refractory multiple myeloma. In addition to the ongoing pivotal trial as monotherapy, we have a robust clinical trial plan to accelerate development in earlier lines of therapy and in combinations with other agents, both novel and standard of care.

●	The pipeline includes potentially first in class immuno-oncology medicines like ICOS for which we recently shared promising data at ESMO.

●	NY-ESO TCR is the first cell therapy to show efficacy in solid tumors (synovial sarcoma and MRCLS).

In addition, the PARP inhibitors are the first synthetic lethal targeted therapies to be approved for patients with cancer, which aligns with our new R&D approach and the importance of technology, including synthetic lethality and our focus on functional genomics.

8.	How does GSK see TESARO fitting into GSK’s oncology portfolio?

TESARO’s promising portfolio of commercial and development assets that includes Zejula and antibodies directed against PD-1, TIM-3 and LAG-3 targets, would strengthen and complement GSK’s existing oncology pipeline, and would accelerate the rebuilding of the oncology pipeline and commercial capability. The promise of Zejula in combination with anti-PD-1 therapy, as well as other medicines, would offer GSK the opportunity to continue making an impact in the oncology market — globally.

GSK’s key near-term priority is to support continuity of TESARO, Zejula and the pipeline, and minimize disruption. A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

Operational questions

9.	Would TESARO be integrated into the GSK big organization?

Associates of TESARO would become GSK employees if the transaction is completed. GSK’s key near-term priority would be to support continuity of the important work you are doing at TESARO, including further development and expanded commercialization of Zejula and to resource development of the pipeline, while minimizing disruption.

GSK would view TESARO as a new, additional oncology group, with research, development and commercial capabilities, which GSK would continue to support and resource for success. GSK would want the goal and focus of this group to remain the same, and GSK would not want to do anything that impacts our ability to help patients who could, today or in the future, benefit from Zejula or other medicines in the pipeline.

Until the transaction closes, we will continue to operate independently and it is ‘business as usual’. A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

10.	Would the TESARO name remain?

Until the transaction closes, we will continue to operate independently and it is ‘business as usual’. A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

11.	What would your intent for TESARO’s Waltham site?

GSK has no plans to change the Waltham site. One of the benefits of the proposed transaction is TESARO’s Boston-base, which has R&D and commercial capabilities, and would give GSK access to talent in the area, enhancing connectivity with the thriving Boston scientific and biotech community.

12.	Would the people in the international offices be absorbed into the GSK international offices?

Until the transaction closes, we will continue to operate independently and it is ‘business as usual’. If permission to close the deal is granted, our key near-term priority would be to support continuity of TESARO, Zejula and the pipeline, and minimize disruption.

A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

13.	Does GSK have offices in Madrid, Rome, Zug, Paris, and Munich?

GSK has offices in Madrid, Rome, Paris and Munich. GSK does not have an office in Zug, though it has an office in Rotkreuz.

14.	Would the GSK oncology team continue to be based at Upper Providence?

Yes. The GSK R&D and commercial teams based at Upper Providence remain unchanged.

15.	Could GSK staff be based in the Boston Office?

No. Until the transaction closes, we will continue to operate independently and it is ‘business as usual’.

16.	What roles would Lonnie Moulder and Mary-Lynne Hedley have?

Until the transaction closes, we will continue to operate independently. A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

17.	What roles would Axel Hoos and Christine Roth have?

Oncology R&D will continue to be led by Dr. Axel Hoos and the GSK Oncology Franchise by Christine Roth. Both teams would be unchanged as a result of this acquisition and would continue to be based at Upper Providence in Philadelphia. GSK views TESARO as a new, additional oncology group, with research, development and commercial capabilities, which we would continue to support and resource for success.

18.	Which functions would you keep staffed by TESARO associates?

Until the transaction closes, we will continue to operate independently and it is ‘business as usual’.

GSK views TESARO as a new, additional oncology group, with research, development and commercial capabilities, which we would continue to support and resource for success. We would want the goal and focus of this group to remain the same, and we would not want to do anything that impacts our ability to help patients who could, today or in the future, benefit from Zejula or other medicines in the pipeline.

GSK has no plans to change the Waltham site. One of the benefits of the transaction is TESARO’s Boston-base, which has R&D and commercial capabilities, and would give GSK access to talent in the area, enhancing connectivity with the thriving Boston scientific and biotech community.

A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

19.	Is there a guiding philosophy we should use regarding our daily work?

Keep doing what you are doing according to established plans unless asked to change course. GSK views TESARO as a new, additional oncology group, with research, development and commercial capabilities, which we would continue to support and resource for success. We would want the goal and focus of this group to remain the same, and we would not want to do anything that impacts our ability to help patients who could, today or in the future, benefit from Zejula or other medicines in the pipeline.

20.	How would our governance processes change (Exec Leadership Committee (ELT), Devco, Global Brand Committee, Operating committee (OpsCom), Int’l governance (ILT, CLT), etc?

Until the transaction closes, we will continue to operate independently and it is ‘business as usual’.

A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

21.	When would integration teams (overall and by function) be formed?

Planning can start immediately. A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

22.	Who would be “in charge” of TESARO and the new oncology group?

Until the transaction closes, we will continue to operate independently and it is ‘business as usual’.

A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

23.	When would changes start to happen?

Until the transaction closes, we will continue to operate independently and it is ‘business as usual’.

Planning will start immediately. A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

24.

What are the expectations with regard to interactions between GSK employees and TESARO associates between now and transaction closing? Should I reach out to, or expect to hear from, my counterpart at GSK? When can I share relevant confidential information with GSK?

Until the transaction closes, we will continue to operate independently. A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

Please talk with your manager if a GSK employee contacts you or if you feel a need to contact a GSK employee, or if there is any question that you think needs input.

25.	Does TESARO have to get approval from GSK on critical decisions before the closing?

Until the transaction closes, we will continue to operate independently, however, there are a small number of key strategic decisions that cannot be made without GSK approval.

A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

26.

TESARO’s work and thinking is integrated from R through Commercial (including pharm dev, med affairs, clinical, regulatory, research, comm devpt, commercial) and managed by program teams. How would this change?

Until the transaction closes, we will continue to operate independently. A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. Ensuring continuity and minimizing disruption is the priority. More details will come over the next few weeks

Human Resources

27.	What information about the proposed acquisition can I share outside the company?

There are strict Securities and Exchange Commission rules governing how both companies communicate about the transaction during this period between the announcement and the close of the deal. Please share only information that has been disclosed publicly and refer people to www.tesarobio.com where they will be able to access the deal announcement.

28.	What should I do if I receive a phone call from member of the media?

All media should call +(1) 781-786-7007 and speak to a member of the TESARO media team.

29.	When will we receive more information?

The steering committee will continue to keep both teams updated and will provide regular communications between now and when the transaction is expected to complete in the first quarter of 2019.

30.	When will GSK make decisions on the workforce?

Nothing changes at this time and it is ‘business as usual’. GSK views TESARO as a new, additional oncology group, with research, development and commercial capabilities, which we would continue to support and resource for success. We would want the goal and focus of this group to remain the same, and we would not want to do anything that impacts our ability to help patients who could, today or in the future, benefit from Zejula or other medicines in the pipeline.

A steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, will be formed. It will bring together senior leaders from both organisations, including Luke Miels, and together this team would ensure we can most effectively combine the capabilities to support delivery of the pipeline and medicines to patients. More details will come over the next few weeks.

31.	Will GSK provide incentive programs to people who you want to stay?

The employees of TESARO are critical to the ongoing success of this oncology group. We will be working with the steering committee, co-chaired by Hal Barron, GSK’s Chief Scientific Officer and President R&D, and Mary Lynne Hedley, early on to determine our retention strategy. More details will come.

32.	Would I keep my current responsibilities?

Nothing changes at this time and it will be ‘business as usual’. The Steering Committee will keep both teams updated and provide regular communications to update on progress.

33.	How would this announcement impact my base compensation, bonus, benefits or other terms of my employment?

GSK would keep the TESARO salary and bonus structure the same for the entirety of 2019. Details on any future changes would be provided in due course.

34.	Will I receive my 2018 bonus and if so, when?

Nothing changes at this time, associates will receive their 2018 bonus in the normal cycle.

35.	Would my supervisor change?

No. It will be ‘business as usual’ in the near term, as ensuring continuity and minimizing disruption is the priority.

36.	How will you keep me informed of changes that may affect me?

GSK is committed to keeping all TESARO associates and GSK employees updated on progress in a timely and transparent manner. In the meantime, please continue with ‘business as usual’ and any questions you may have can be directed towards HR and management at TESARO.

37.	Will I still have a job? Would my job remain the same?

GSK views TESARO as a new, additional oncology group, with research, development and commercial capabilities, which we would continue to support and resource for success. We would want the goal and focus of this group to remain the same, and we would not want to do anything that impacts our ability to help patients who could, today or in the future, benefit from Zejula or other medicines in the pipeline.

38.	Do I still work for TESARO or do I work for GSK?

Until closing, Associates continue to work for TESARO and if the transaction closes, they would be officially become GSK employees but remain as part of a new, additional oncology group.

39.	How would my current equity be handled? What would happen with my stock options/restricted stock units?

If you are holding vested or unvested equity (restricted share units or options) at closing, they would be cashed out at the deal price (minus the exercise price in the case of options), subject to withholding.

40.

What would be the impact of the transaction announcement on the Employee Stock Purchase Plan (ESPP)? What would happen to the shares I have already purchased? What would happen to the money already deducted from my check?

Future participation in the ESPP is now frozen and participants may no longer increase the percentage amount of their payroll deductions. The ESPP will terminate as of the closing date of the transaction, should it be approved. If you currently contribute to the plan, there will be one last purchase of stock on the last trading date prior to the date the transaction should close. The purchase price for this last purchase will be the same discounted price (15% discount) of the lesser of 85% of the fair market value of the Common Stock on the (i) first day of the offering period or (ii) purchase date as in the past. In connection with the transaction, all stock purchased through the ESPP would be exchanged at the closing for a cash payment equal to the deal consideration.

Additional information and where to find it

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer or a recommendation to sell securities, nor is it a substitute for the tender offer materials that GSK and its indirect subsidiary will file with the Securities and Exchange Commission (the “SEC”). The tender offer for the outstanding shares of TESARO’s common stock described in this communication has not commenced. At the time the tender offer is commenced, GSK and Adriatic Acquisition Corporation will file, a Schedule TO Tender Offer Statement with the SEC, and thereafter TESARO will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials (once they become available) will be made available to TESARO’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, those materials and all other documents filed by TESARO or GSK with the SEC will be available at no charge on the SEC’s website at www.sec.gov. In addition to the Schedule 14D-9 Solicitation/Recommendation Statement and Schedule TO Offer Statement (once each becomes available), TESARO and GSK file or furnish, as applicable, annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by TESARO at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800- 0330 for further information on the public reference room. TESARO’s and GSK’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of TESARO and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for TESARO’s business; the commercial success of TESARO’s products; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of TESARO’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the transaction (or the announcement thereof) on relationships with associates, customers, other business partners or governmental entities; transaction costs; the risk that the merger will divert management’s attention from TESARO’s ongoing business operations; changes in TESARO’s businesses during the period between now and the closing; risks associated with litigation; and other risks and uncertainties detailed from time to time in documents filed with the Securities and Exchange Commission by TESARO, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by TESARO. All forward-looking statements are based on information currently available to TESARO, and TESARO assumes no obligation to update any forward-looking statements.